# Linklaters

Avocats à la Cour de Paris

Solicitors of the Supreme Court of England and Wales

25 rue de Marignan
75008 Paris
Telephone (33) 1 56 43 56 43
Facsimile (33) 1 43 59 41 96
Palais J 030

## Facsimile

September 20, 2005

| | Recipient Name | Recipient Fax Number |
|---|---|---|
| To | Jason Wynn, Securities and Exchange Commission | +1 202 772 9369 |
| | John Weitzel, Securities and Exchange Commission | +1 202 772 9368 |
| | Karl Hiller, Securities and Exchange Commission | +1 202 772 9368 |

| | |
|---|---|
| From | Thomas N. O'Neill III/ Luis Roth |
| Direct Line | +33 1 56 43 58 82/42 |
| Direct Fax | +33 1 43 59 41 96 |
| Number of Pages | 3 including this cover sheet |

## General Geophysics Company Registration Statement on Forms F-4 and S-4 Filed on July 13, 2005 (File No. 333-126556)

In a conversation with the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") last evening (Karl Hiller), the Staff inquired whether General Geophysics Company (the "**Company**") had considered whether Commission rules require the Company to include separate financial statements of Exploration Resources ASA ("**Exploration Resources**") in the Company's registration statement on Forms F-4 and S-4 (File No. 333-126556) (the "**Registration Statement**") relating to the Company's exchange offer for all of the Company's outstanding $165,000,000 7½% Senior Notes due 2015. The Registration Statement was filed with the Commission on July 13, 2005, and the Company seeks to file an amended Registration Statement today and have the Registration Statement declared effective as soon as possible this week. As the Company is a registrant that meets the requirements of Commission Form F-3, the Registration Statement will incorporated by reference, in accordance with Form F-4 and Commission rules, the Company's Form 6-K current report submitted to the Commission on September 8, 2005 disclosing the Exploration Resources acquisition. The Company will include the financial condition and results of operations of Exploration Resources in the Company's consolidated financial statements from the date of acquisition.

The Company has considered this issue and does not believe that separate financial statements are required to be included in the Registration Statement. In short, the Company is not required to file separate financial statements for Exploration Resources under Commission Rule 3-05. Form F-4 (Item 10, paragraph (c)(1)) only requires registrants to furnish financial information with respect to transactions other those pursuant to which the securities being registered are to be issued if required by Rule 3-05 and Article 11 of Regulation S-X under the Securities Act of 1933 (the "**Securities Act**"). Rule 11-01(c) of Regulation S-X provides that the pro forma effects of a business combination need not be presented if separate financial statements of the acquired business are not presented.

The Company refers to Rule 3-05(b)(4) of Regulation S-X under the Securities Act, which sets out the circumstances under which financial statements of acquired businesses that are otherwise required by

A05481256/0.3/20 Sep 2005

# Linklaters

August 31, 2005

Page 2

paragraph (b)(2) of Rule 3-05 may be omitted from a registration statement. Rule 3-05(b)(4) permits the omission of such financial statements if: (i) the registration statement is not subject to the provisions of Rule 419; (ii) the acquired business does not exceed any of the conditions of significance in the definition of significant subsidiary in Rule 1-02 at the 50 percent level; and (iii) the date of the final prospectus relating to an offering as filed with the Commission pursuant to Rule 424(b) is no more than 74 days after consummation of the business combination and the financial statements have not previously been filed by the registrant.

The Registration Statement is not subject to the provisions of Rule 419, as the Company is not a blank check company as defined in Rule 419. Although the Company's analysis is ongoing in view of the very recent date of the Exploration Resources acquisition, the Company confirms that the Exploration Resources acquired business will not exceed any of the conditions of significance in the definition of significant subsidiary in Rule 1-02 of Regulation S-X at the 50 percent level. Finally, the earliest date on which the Company acquired a controlling stake in Exploration Resources was August 29, 2005. As it is the Company's intention that the Registration Statement be declared effective by the Commission as soon as possible this week, the date of the final prospectus will be no more than 74 days after consummation of the business combination, and the Company has not previously filed Exploration Resources financial statements.

Moreover, the Company is a "foreign private issuer" required to submit reports on Form 6-K, and by its terms the Form 8-K filing obligation of Rule 3-05(b)(4)(ii) does not apply to the Company. The Company will of course continue to comply with its Form 6-K obligations and incorporate by reference its Form 6-K submissions to the Registration Statement as permitted by Form F-4.

The Company has also reviewed Commission Release No. 7355 (October 10, 1996) pursuant to which the Commission adopted Rule 3-05 and wherein the Commission recognized the difficulty in determining the disclosure to be made before complete and reliable information on an acquired business becomes available. The Company believes that it has nevertheless provided adequate disclosure on the Exploration Resources acquisition, including in its September 8, 2005 Form 6-K submission noted above and the trend disclosure and information contained in Item 5 of its annual report on Form 20-F.

Finally, the Company notes that it is currently considering the refinancing of the bridge loan entered into in connection with the Exploration Resources acquisition. The offers and sales of any securities in connection with such refinancing transactions will be the subject of appropriate announcements under Rules 135 or 135c under the Securities Act at the appropriate time. Moreover, the Company recognizes that any registered offering of securities would need to comply with all relevant Commission rules, including Rule 3-05's requirement of separate financial statements under circumstances where the date of the final prospectus would be later than 74 days after consummation of the Exploration Resources acquisition.

A05481256/0.3/20 Sep 2005

# Linklaters

August 31, 2005

Page 3

\* \* \*

As discussed yesterday, we would appreciate if you would call Luis Roth on +33 1 56 43 58 42 or Tom O'Neill on +33 1 56 43 58 82 today with any questions or comments on the analysis above or if we may otherwise be of assistance. The Company hopes to that you will be in a position to discuss the filing of an amendment to the Registration Statement and the declaration of its effectiveness.

Yours sincerely



Thomas N. O'Neill III/Luis Roth